SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Social Capital Hedosophia Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

KYG8250R1112

(ISIN Number)

N/A

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS BSOF Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,147,319
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,147,319
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,147,319
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 69,000,000 Class A Ordinary Shares of Social Capital Hedosophia Holdings Corp. (the “Issuer”) outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS BSOF Master Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 183,682
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 183,682
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,682
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Blackstone Strategic Opportunity Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Blackstone Alternative Solutions L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO, IA

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

ISIN No. KYG8250R1112

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,331,001
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,331,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,331,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017.

Item 1(a)	Name of Issuer:

Social Capital Hedosophia Holdings Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

120 Hawthorne Avenue

Palo Alto, CA 94301

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by BSOF Master Fund L.P. (“BSOF”), BSOF Master Fund II L.P. (“BSOF II”, and together with BSOF, the “BSOF Funds”), Blackstone Strategic Opportunity Associates L.L.C. (“BSOA”), Blackstone Alternative Solutions L.L.C. (“BAS”), Blackstone Holdings I L.P. (“Holdings I”), Blackstone Holdings II L.P. (“Holdings II”), Blackstone Holdings I/II GP Inc. (“Holdings GP”), The Blackstone Group L.P. (“Blackstone”), Blackstone Group Management L.L.C. (“Blackstone Management”), and Stephen A. Schwarzman (together with BSOF, BSOF II, BSOA, BAS, Holdings I, Holdings II, Holdings GP, Blackstone, and Blackstone Management, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

345 Park Avenue, 28th Floor

New York, NY 10154

Item 2(c)	Citizenship:

The BSOF Funds are exempted limited partnerships organized under the laws of the Cayman Islands. BSOA is a limited liability company organized under the laws of the State of Delaware. BAS is a limited liability company organized under the laws of the State of Delaware. Holdings I is a limited partnership organized under the laws of the State of Delaware. Holdings II is a limited partnership organized under the laws of the State of Delaware. Holdings GP is a corporation organized under the laws of the State of Delaware. Blackstone is a limited partnership organized under the laws of the State of Delaware. Blackstone Management is a limited liability company organized under the laws of the State of Delaware. Mr. Schwarzman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”)

Item 2(e)	ISIN Number:

KYG8250R1112

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

BSOF holds 9,321 Class A Ordinary Shares, 56,334 warrants to purchase one Class A Ordinary Share and 3,137,998 units of the Issuer’s securities, with each unit consisting of one Class A Ordinary Share and 1/3 of a warrant to purchase one Class A Ordinary Share, and BSOF II holds 183,682 units of the Issuer’s securities, with each unit consisting of one Class A Ordinary Share and 1/3 of a warrant to purchase one Class A Ordinary Share, and 3,106 warrants to purchase one Class A Ordinary Share. In the aggregate, BSOF directly holds 3,147,319 Class A Ordinary Shares (the “BSOF Shares”) and BSOF II directly holds 183,682 Class A Ordinary Shares (the “BSOF II Shares”). The BSOF Shares represent approximately 4.6% of the outstanding Class A Ordinary Shares and the BSOF II Shares represent approximately 0.3% of the outstanding Class A Ordinary Shares, based on 69,000,000 Class A Ordinary Shares of the Issuer outstanding as of November 13, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2017. In addition to the BSOF Shares, BSOF also directly holds warrants to purchase 1,102,333 Class A Ordinary Shares, and in addition to the BSOF II Shares, BSOF II also directly holds warrants to purchase 64,333 Class A Ordinary Shares. The warrants to purchase Class A Ordinary Shares held by each of BSOF and BSOF II have an exercise price of $11.50 per Class A Ordinary Share, are exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

BSOA is the general partner of each of the BSOF Funds. Holdings II is the sole member of BSOA. BAS is the investment manager of each of the BSOF Funds. Holdings I is the sole member of BAS. Holdings GP is the general partner of each of Holdings I and Holdings II. Blackstone is the controlling shareholder of Holdings GP. Blackstone Management is the general partner of Blackstone. Blackstone Management is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the securities of the Issuer beneficially owned by the BSOF Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13G amendment nor any of its contents shall be deemed to constitute an admission that any such Reporting Person (other than the BSOF Funds to the extent they directly hold Issuer securities) is the beneficial owner of securities of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose (including, without limitation, any tax purposes) and each such Reporting Person expressly disclaims beneficial ownership of such securities. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Section 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2017

BSOF MASTER FUND L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BSOF MASTER FUND II L.P.

By: Blackstone Strategic Opportunity Associates L.L.C., its general partner

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE STRATEGIC OPPORTUNITY ASSOCIATES L.L.C.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE ALTERNATIVE SOLUTIONS L.L.C.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Person

BLACKSTONE HOLDINGS I L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman, Chief Executive Officer

BLACKSTONE HOLDINGS II L.P.

By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman, Chief Executive Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman, Chief Executive Officer

THE BLACKSTONE GROUP L.P.

By: Blackstone Group Management L.L.C., its general partner

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman, Chief Executive Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman
Title: Chairman, Chief Executive Officer

/s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman